22004534

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SEC FILE NUMBER
8-33478

SEC Mail Processing
FEB 2 8 2022
Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LifeMark Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 West Metro Park
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent Micciche	585-424-5672 x 110	vmicciche@lifemark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG+Partners, CPA's PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop Street	Rochester	New York	14607
(Address)	(City)	(State)	(Zip Code)

7/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LifeMark Securities Corp., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JARED TYLER GREAGAN
Notary Public - State of New York
NO. 01GR6410271
Qualified in Cayuga County
My Commission Expires Oct 19, 2024

Signature: 2/25/

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LIFEMARK SECURITIES CORP.
FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2021

LIFEMARK SECURITIES CORP.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

RDG + Partners

ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Lifemark Securities Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lifemark Securities Corp. as of December 31, 2021, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lifemark Securities Corp. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lifemark Securities Corp.'s management. Our responsibility is to express an opinion on Lifemark Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lifemark Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Lifemark Securities Corp.'s financial statements. The supplemental information is the responsibility of Lifemark Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG+Partners CPAs PLLC

We have served as Lifemark Securities Corp.'s auditor since 2016.

Rochester, New York

February 26, 2022

LifeMark Securities Corp.
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$ 1,576,307
Commissions receivable	1,346,428
Accounts receivable from registered representatives, net of allowance for doubtful accounts	52,853
Officer loan receivable	2,104
Property and equipment, net	18,234
Restricted deposits	53,257
Prepaid Expenses	204,152
Cash value officers life insurance	110,834
Total Assets	$ 3,364,169

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$ 1,559,569
Accounts payable and accrued expenses	51,235
Income taxes payable	144,275
Accrued payroll and benefits	217,227
Total Liabilities	1,972,306

Shareholders' Equity

Common stock, no par value; 1000 shares authorized, 300 shares issued and 300 shares outstanding	-
Retained earnings	1,391,863
Total Shareholders' Equity	1,391,863
Total Liabilities and Shareholders' Equity	$ 3,364,169

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Operations
Year ended December 31, 2021

Revenue	
Commission income	$ 12,802,917
Financial planning and managed accounts	2,346,021
Paycheck protection loan forgiveness	161,652
Interest income	3,800
Total Revenue	15,314,390
Expenses	
Commission expense	12,481,547
Payroll, payroll taxes, and employee benefits	1,756,394
Other operating expenses	139,945
Professional fees	72,334
Recruitment fees	6,000
Occupancy expenses	45,198
Technology	193,389
NYS DFS Penalty	150,000
Broker support expenses	(119,828)
Total Expenses	14,724,979
Income before income taxes	589,411
Provision for income taxes	143,780
Net Income	$ 445,631

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Changes in Shareholders' Equity
Year ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance December 31, 2020	$ 20,000	$ 453,633	$ 580,703	$ (26,301)	$ 1,028,035
Purchase of Treasury Shares (March 31st 2021)	-	-	-	(81,803)	(81,803)
Retirement of 866.9089 shares of Common Stock	(20,000)	(453,633)	365,529	108,104	-
Net Income	-	-	445,631	-	445,631
Balance December 31, 2021	$ -	$ -	$ 1,391,863	$ -	$ 1,391,863

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Cash Flows
Year ended December 31, 2021

Cash Flows from Operating Activities:	
Net income	$ 445,631
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	8,173
Decrease (increase) in commissions receivable	(841,694)
Decrease (increase) in accounts receivable	(2,580)
Forgiveness of Paycheck Protection Loan	(161,652)
Decrease (increase) in prepaid expenses	(32,096)
Decrease (increase) in advance receivable	1,993
Decrease (increase) in cash surrender value of life insurance	(8,392)
Increase (decrease) in commissions payable	710,809
Increase (decrease) in accounts payable and accrued expenses	(26,408)
Increase (decrease) in income taxes payable	82,906
Increase (decrease) in accrued payroll	160,414
Total Adjustments	(108,527)
Net Cash Provided by Operating Activities	337,104
Cash Flows from Investing Activities:	
Acquisition of Property and Equipment	(7,595)
Net Cash Used in Investing Activities	(7,595)
Cash Flows from Financing Activities	
Acquisition of Treasury Shares	(81,803)
Receipt of Payroll Protection Loan	161,652
Decrease (increase) in officer loan receivable	(1,300)
Net Cash Provided by Financing Activities	78,549
Net Change in Cash, Cash Equivalents, and Restricted Deposits	408,058
Cash, Cash Equivalents - Beginning of Year	1,221,506
Cash, Cash Equivalents - End of Year	$ 1,629,564
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Income Taxes	$ 61,944

See accompanying notes to financial statements

LIFEMARK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company, which maintains six offices in three states, is an "introducing broker" and primarily earns commissions by selling financial instruments to retail and institutional customers

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivable – The Company has commission receivables that arise from the buying and selling of financial instruments for its client. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that all commissions receivable are collectible, and as such no provision for uncollectible receivables has been recorded in these financial statements.

Accounts Receivable - Accounts receivable consists of reimbursable expenses due from brokers and registered representatives and are secured commissions earned by representatives, and ultimately by agreements with the representatives' Office of Supervisory Jurisdiction. Accounts receivable are periodically reviewed to determine if any accounts receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off as a bad debt expense. Management has recorded an allowance for doubtful accounts in the amount of $23,290 at December 31, 2021.

Advances – The Company had advanced $12,000 to a registered representative in 2018. The amount was fully repaid in 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company filed its income tax as an "S" Corporation through December 31, 2014. The Company terminated its "S" status with the IRS effective January 1, 2015. For all years ended subsequent to December 31, 2014, the Company paid taxes on its income at the rates in effect for Corporations in the respective taxing jurisdictions. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2021. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Revenue Recognition – In May, 2014 the Financial Accounting Standards Board issued Accounting Standards Update 2014-09 "Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under US Generally Accepted Accounting Principles. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The adoption did not have a material impact on the timing or amounts of the Company's revenue recognition, but impacted the disclosures within the notes to the financial statements.

Commission Revenues: The Company has two types of commission revenue – sales based commissions and trailing (residual) commissions. Sales based commissions occur when clients trade securities or purchase various types of investment products. This type of trading revenue is recognized when the performance obligation (purchase or sale of an investment or security) occurs at a specific point in time (the trade). Trailing commissions are recurring in nature and are earned based on the market value of the holdings in the eligible assets, and, as such, are recognized over a period in time. The Company earns trailing revenue primarily on mutual fund and variable annuity holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition (Cont.)

Advisory Revenues:

Advisory revenues represent fees the Company charges on client assets managed by third party asset managers. Advisory fees are charged to clients either monthly or quarterly, based on the Advisor's pay scale, and due to the Company at either the beginning or the end of the period. Fees for funds added or removed during the period are billed to the client on a pro-rata basis, and due to the Company based on the dates. Advisory fees are charged on a tier-based scheme and range from .5% to 1.5% of eligible assets. Advisory fees are recurring in nature as the underlying performance obligation is satisfied over time.

Interest Income:

Interest Income is earned from client margin accounts and cash equivalents and changes with the respective change in those underlying assets. Interest is recognized over the period on which those assets are invested.

Financial planning Revenue:

The Company earns revenue for providing financial plans to its clients. Fees are charged either on a fixed fee or hourly basis, and are earned when the financial plans are completed and delivered to clients. These fees may be collected at any time during the planning process. The impact of any unearned revenue is immaterial to these financial statements, and, as such no deferred financial planning revenue has been recorded.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition (Cont.)

The following table presents revenue dissagregated by component for the year ended December 31, 2021:

Managed Accounts/Financial Planning	$ 2,346,021
Sales Based Commission	7,171,792
Trails/12B1 Fee Commission	5,631,125
Interest	3,800
PPP Loan Forgiveness (See note)	161,652
Total	$15,314,390

Restricted Deposits – The Company has a restricted deposit with its clearing broker. The deposit has no encumbrances and earns yearly interest. The deposit is refundable when the Company ceases doing business with the clearing company.

Cash, Cash Equivalents and Restricted Deposits – The following table represents Cash, Cash Equivalents and Restricted Deposits disaggregated by component for the year ended December 31, 2021 per the Statement of Cash Flows

Cash and Cash Equivalents	$1,576,307
Restricted Deposits	$53,257
Total	$1,629,564

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable. At December 31, 2021, cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

3. FAIR VALUE (CONT'D)

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2021, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2021:

Computers	$ 189,683
Furniture and Fixtures	15,720
Equipment	18,462
	223,865
Less: Accumulated depreciation	(205,631)
	$ 18,234

Depreciation expense amounted to $8,173 for the year ended December 31, 2021

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $ 1,060,449 which was $ 928,961 in excess of its required net capital of $ 131,488 and a ratio aggregate indebtedness to net capital of 1.86 to 1.

6. INCOME TAX MATTERS

The Company tax provisions for 2021 consisted of the following:

Federal	$ 110,500
State	33,280
	$ 143,780

There were no material deferred tax assets or liabilities for 2021. The PPP Loan Forgiveness is non-taxable and as a result, was not considered income in the calculation of the tax provision for the year ended December 31,2021.

A reconciliation of the expected income tax to the actual taxes is as follows:

Expected federal taxes	$123,776
Non-taxable Payroll Protection Loan Forgiveness	(42,032)
Non-deductible New York State Penalty	39,000
State Income Taxes and other	23,036
Actual Taxes	$143,780

7. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company makes matching contributions equal to a percentage of compensation the participant contributes up to 3%. After 3% the Company will contribute .5% for every 1% of total salary up to a maximum employer match of 4%. Employer contributions to the plan for the year ended December 31,2021 was $ 41,062.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from selling financial instruments. Commissions are normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company believes it is not exposed to any significant credit risk or losses in excess of those recognized in these financial statements, with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

9. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The Company's new office lease is for a 12-month period which ended February 2021 and was extended an additional 12 months through February 2022. The current annual rent is $40,767 which is payable in monthly installments, plus utilities. Rent expense under this lease for the year ended December 31, 2021 was $41,288. There was approximately $3,800 owed to the related entity December 31, 2021.

In August, 2018 the FASB issued an accounting update (ASU 2016-02, Leases (Lease Topic 842) to clarify accounting for certain leases under US GAAP. This pronouncement includes new guidance for a lessor and lessee's accounting for and presentation of cash flows from sales type and direct financing leases. The guidance is effective for, and was adopted by the Company on January 1, 2019.

The Company has elected the following Practical Expedients for the year ended 2021:

1.) The Company will not capitalize its short-term leases, as it is not necessary under (ASU 2016-02, Leases (Lease topic 842)
2.) The Company's long-term lease is considered immaterial and will not be capitalized.

10. LITIGATION

During the year ended December 31, 2018, an arbitration proceeding was filed against the Company before the Financial Industry Regulatory Authority (FINRA) by a client. The arbitration asserts that the Company and a broker recommended unsuitable investments and the company was negligent in its supervisory capacity and breached its fiduciary duty. Management believes the action is meritless and intends to defend itself vigorously. The action is still in the discovery stage of the proceedings, and it is too early to determine the possibility or amount of any liability. In addition, the Company believes any potential damages that may be associated with this claim are indemnified by the Company's errors and omissions liability coverage, and by indemnification agreements between the Company and its broker. As such, no amounts have been recorded in these financial statements.

11. RELATED PARTY TRANSACTIONS

Officer Loan Receivable -

The Company makes periodic short-term advances to the officers of the Corporation. These advances are short term in nature, do not bear interest, and have no repayment schedule. As of December 31, 2021, the balance owed under these notes was $2,104.

Commission Payable to a Shareholder -

A shareholder is also a registered representative. At December 31, 2021, commissions in the amount of $400,000 were owed to the shareholder/representative, and were included in the commissions payable balance.

12. RISKS AND UNCERTAINTIES.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, the effect of the pandemic on the Company's financial condition is uncertain. Management continues to evaluate the risks and uncertainties associated with COVID-19.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financial statements were available for issue.

14. LONG TERM DEBT

In May, 2021, the Company received a Paycheck Protection Loan from the federal government in the amount of $161,652. Pursuant to the terms of the loan agreement, the loan was scheduled to mature two years from the funding date and carried interest at 1% annually. Funds from the loan qualified for forgiveness if the proceeds were used for eligible payroll costs. The Company has used the funds in good faith and believes the entire loan balance will be forgiven. Accordingly, the amount has been reflected in the statement of income for the year ended December 31, 2021.

15. SECURITY BREACH PENALTY

In August, 2019, LifeMark experienced a security breach. The Company immediately took steps to upgrade their security and reported the incident to all regulatory agencies. The incident was investigated by the New York State Department of Financial Services. In September of 2021, the agency determined that LifeMark's Third Party Service Provider policy was not in compliance with section 500.11. LifeMark agreed with the findings and paid a $150,000 non-tax deductible penalty.

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

1.	Total ownership equity from Statement of Financial Condition	$ 1,391,863
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	1,391,863
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	1,391,863
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	331,414
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	1,060,449
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 1,060,449

Continued on next page

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 131,488
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 131,488
14.	Excess net capital (line 10 less line 13)	$ 928,961
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 863,218

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 1,972,306
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 1,972,306
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	186%

Reconciliation of Company net capital to audited net capital

There were immaterial differences between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. and included in the Company's unaudited Part IIA FOCUS Report filing the same date as follows:

Net Capital per focus	$ 1,060,449
Adjustments to increase shareholders equity - net	25,556
Increase in unallowable assets - prepaid expenses	(25,556)
Net capital per audit	$ 1,060,449

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lifemark Securities Corp.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lifemark Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lifemark Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (exemption provision) and (2) Lifemark Securities Corp. stated that Lifemark Securities Corp. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lifemark Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lifemark Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

RDG+Partners CPAs PLLC

Rochester, New York

February 26, 2022

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

LifeMark Securities Corp.'s Exemption Report

LifeMark Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Lifemark Securities Corp.

I, Vincent Micciche, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Chief Financial Officer

12/31/2021

LIFEMARK SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Lifemark Securities Corp.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Lifemark Securities Corp. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purposes of assistance you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has ben requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Lifemark Securities Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG+Partners CPAs PLLC

Rochester, New York
February 26, 2022

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Vincent Micciche 585-424-5672

2. A. General Assessment (item 2e from page 2) $4,463.75

B. Less payment made with SIPC-6 filed (**exclude interest**) (2223.63)

07/31/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2240.12

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2240.12

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2240.12

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LifeMark Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24 day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $15,314,390

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 12,338,558

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 12,338,558

2d. SIPC Net Operating Revenues $2,975,832

2e. General Assessment @ .0015 $4,463.75

(to page 1, line 2.A.)